SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Summary of the Annual General and Special Meeting of Shareholders held on October 31, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores

SUMMARY OF THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS HELD ON OCTOBER 31, 2003

First Point:

It was unanimously approved the designation of the representatives of Parque Arauco Argentina S.A. (PAASA) and Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) to approve and sign the minute of the meeting.-

Second Point:

It was unanimously decided to approve the documentation required by Section 234, paragraph 1º of Law 19 550, for the fiscal year ended June 30, 2003.

Third Point:

It was unanimously decided to approve the performance of the board of directors regarding the treatment of Personal Asset Tax to the shareholders and to delegate to the board of directors the collection of the amount paid for that concept.

Fourth point:

It was unanimously decided to approve the performance of duties by the Board of Directors related to the fiscal year.

Fifth point:

It was unanimously decided to approve the performance of duties by the Supervisory Commission related to the fiscal year

Sixth point:

It was unanimously approved: (i) the application of the result of the fiscal year to the absorption of the cumulative losses at the beginning of the fiscal year ($4,362,374); (ii) the deduction of 5% in concept of legal reserve fund; (iii) the distribution of dividends in cash of Pesos 10,000,000 (iv) the application of the remaining to not assigned results account.

Seventh point

It was unanimously decided to approve the resignation submitted by Mr. Juejati to his position as Regular Director.

Eighth point:

It was unanimously approved the amount of Pesos 2,986,864 as Directors’ compensation for the fiscal year ended on June 30, 2003.

Ninth point

It was unanimously approved no to pay any fees to Supervisory Commission.

Tenth point:

It was unanimously decided: (i) To fix the number of regular directors in ten and the number of alternate directors in seven; (ii) to appoint Eduardo S. Elsztain, Marcos Marcelo Mindlin, Abraham Perelman, Hernan Buchi Buc, Fernando Adrián Elsztain, José Said, Oscar Toppelberg, Andrés Olivos, Saúl Zang and Alejando Gustavo Elsztain as regular directors and to appoint Oscar Pedro Bergotto, José Domingo Eluchans Urenda, Leonardo Fabricio Fernandez, Gabriel

Adolfo Gregorio Reznik, Juan Manuel Quintana, Juan Carlos Quintana Terán and Raimundo Valenzuela Lang as alternate directors. All of them are considered not independent in terms of Resolution 400 of the Comisión Nacional de Valores, except Toppelberg and Perelman who are independent.

Eleventh point:

It was unanimously decided to appoint Jose Daniel Abelovich, Martín Barbafina and Fabian Cainzos as regular auditors and Marcelo Hector Fuxman, Carlos Rivarola and Hernan Andrada as alternate auditors, who are considered independent in terms of Resolution 400 of the Comisión Nacional de Valores, except Mr. Cainzos and Mr. Rivarola who are not independent.

Twelfth point

It was unanimously decided to appoint the firms Price Waterhouse & Co. member of PriceWaterhouseCoopers and Abelovich, Polano & Asociados as Registered Accountants to certify the financial statements of the fiscal year 2003/2004 and to fix their respective fees in Pesos 266,994 and 108,000.

Thirteenth point

It was decided not to join the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Resolution 677/2001 and to include in section 1 of company’s bylaws the following sentence: “Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”(Company not joined to the Optional Statutory Body of Public Offering of Compulsory Acquisition).

Fourteenth point:

It was unanimously decided to approve the Auditing Committee’s body of rules

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang

Name: Title:	Saúl Zang Director

Dated: November 5, 2003